Filed by Interxion Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.
Filer's SEC File No.: 001-35053
Date: March 9, 2015
This filing relates to a proposed business combination involving
TelecityGroup plc and Interxion Holding N.V.

9 March 2015

TelecityGroup and Interxion Reach Definitive Agreement on All-Share Merger

London and Amsterdam – 9 March 2015 - TelecityGroup plc (LSE: TCY.L; “TelecityGroup”) and Interxion Holding N.V. (NYSE: INXN; “Interxion”), each a provider of data centres in Europe, announce that they have entered into a definitive agreement on an all-share merger on the same terms as announced on 11 February 2015. The transaction will be structured as an offer by TelecityGroup to acquire all the issued and to be issued share capital of Interxion.

The boards of TelecityGroup and Interxion believe the combination of the two businesses is strategically compelling. Demand for data centre services is evolving rapidly as enterprise data and digital applications migrate to the cloud. The additional geographic scope and financial scale of the combined business will provide customers with more robust connectivity choices and cloud platforms, and will be better positioned to service the needs of global data centre customers.

TelecityGroup Executive Chairman John Hughes said: “Today is another important step in the transformational merger of TelecityGroup and Interxion to create a leading data centre services platform that will be well-positioned to address global markets. This merger is underpinned by significant value creation potential and I am pleased to confirm that we are delivering on our commitment to create value and returns for shareholders with the initiation of a share buy-back programme upon closing of the transaction of up to £800 million. I look forward to the completion of this merger and working with our colleagues at Interxion.”

Interxion Chief Executive Officer David Ruberg said: “The combination of Interxion and TelecityGroup leverages the core strengths of both companies, providing the opportunity to drive growth and capture a greater share of the expanding global data centre market. Together, we will have the enhanced scale and scope to further develop communities of interest and provide our customers with greater product choice, solutions and connectivity as European cloud adoption develops. I look forward to working with the TelecityGroup team as we capitalise on the significant growth opportunities ahead and deliver additional value to our customers, partners and investors.”

Interxion Chairman John Baker said: “This is a compelling combination that delivers meaningful value for shareholders. Interxion shareholders further benefit from the opportunity to participate in the significant upside of the combined group, which will be strongly positioned to deliver on its strategic objectives.”

Key Terms

The terms of the transaction are as announced on 11 February 2015, with Interxion shareholders receiving 2.3386 new TelecityGroup shares per Interxion share. As a result, TelecityGroup shareholders will own approximately 55%, and Interxion shareholders approximately 45%, of the combined group. The primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for TelecityGroup’s existing ADR programme contemplated on either the New York Stock Exchange or NASDAQ.

Key Benefits of the Proposed Combination

Customer benefits

•	Wide range of connectivity and access to all major cloud platforms;

•	Complementary geographic footprint with multi-site / multi-country products and services;

•	Enhanced customer offerings and product choice to attract magnetic customers and grow communities of interest;

•	Continued data centre innovation and additional managed services on an expanded scale;

•	Expanded gateways to global markets; and

•	Operational excellence and enhanced customer service.

Significant synergy potential

•	Incremental EBITDA from enhanced growth opportunities is estimated by TelecityGroup to be approximately £10 million per year on a run-rate basis;

•	Cost savings attributable to reduction of duplicate activities, combined operations and support, streamlining of go-to-market activities and elimination of duplicate general and administrative expenditure are estimated by TelecityGroup to be approximately £30 million per year on a run-rate basis;

•	These synergies are expected to be fully realised in the third full year following completion with an estimated one-off cost of implementation of approximately £30 million expected to be incurred by the end of the first full year following completion;

•	TelecityGroup also estimates reduced cost for new builds and optimised maintenance and sales capex synergies of approximately £15 million per year and additional one-off capex savings from cancellation of specific projects for a value of approximately £150 million;

•	In total, capital expenditure synergies are estimated by TelecityGroup to have a net present value of £275 million - £325 million;

•	In aggregate, this equates to a net present value of total synergies of £575 million - £625 million; and

•	In addition, TelecityGroup expects other incremental benefits from financial synergies, including cost of capital, tax, and commercial synergies.

Capital market access

•	Enhanced access to the capital markets; and

•	Combined balance sheet strength and capital allocation discipline that will enable the combined group to capitalise on future growth opportunities as well as deliver predictable capital returns to shareholders.

It is intended that the combined group will seek to initiate a share buy-back programme of up to £800 million upon closing of the proposed transaction. TelecityGroup expects to target a net debt / EBITDA ratio of up to 3.0x.

The transaction is expected to be broadly earnings neutral to TelecityGroup shareholders in the first full year of the combined group (assuming full run-rate synergies and excluding one-off costs of implementation) and earnings accretive thereafter.*

TelecityGroup shareholders will benefit from the enhanced revenue and total shareholder returns of the combined group as well as the significant value creation potential that will accrue from the cost and capital expenditure synergies. The combined group will pursue a profitable growth strategy with a disciplined capital allocation approach and a commitment to returning cash to shareholders with a focus on building shareholder value.

Irrevocable Undertakings

The directors of Interxion have irrevocably committed in respect of their aggregate holding of 858,762 shares (approximately 1.24% of Interxion’s outstanding share capital) and Baker Capital entities have also irrevocably committed in respect of their aggregate holding of 18,657,892 shares (approximately 26.89% of Interxion’s outstanding share capital and, when aggregated with the holdings of the directors of Interxion, 19,516,654 shares and approximately 28.13% of Interxion’s outstanding share capital):

•	Not to sell their Interxion shares before completion of the transaction; and

•	To accept the offer to be made by TelecityGroup in respect of their Interxion shares.

Interxion directors have irrevocably committed not to sell or otherwise deal in the TelecityGroup shares received by them pursuant to their acceptance of the offer for a period of 180 days following completion of the transaction (subject to customary permitted sale and transfer provisions including concerning estate planning, tax payments and as may be agreed by TelecityGroup).

The directors of TelecityGroup have irrevocably committed to vote in favour of the resolutions to be proposed at a general meeting of TelecityGroup shareholders to approve the merger and issue the new TelecityGroup shares.

The undertakings described above will lapse in limited circumstances, including pursuant to fiduciary obligations and termination of the binding implementation agreement described below.

Governance and Senior Management

John Hughes will be Chairman of the combined group, with John Baker as Deputy Chairman. David Ruberg has played a key role in orchestrating the combination of TelecityGroup and Interxion and will initially lead the new, combined group to launch this important new phase. As part of the transaction, he has agreed to remain as Chief Executive Officer for a period of 12 months while an appropriate successor can be identified and recruited. Upon receipt of all relevant anti-trust approvals, the Board of TelecityGroup will formally commence the search for a new Chief Executive Officer to lead the combined group. Eric Hageman will be Chief Financial Officer of the combined group. The board of the combined group will comprise a balance of three independent non-executive directors from each of TelecityGroup and Interxion.

John Hughes will continue to operate as Executive Chairman of TelecityGroup until completion of the proposed transaction. Claudia Arney, the Senior Independent Non-Executive Director for TelecityGroup, has taken up the role of Deputy Chair of TelecityGroup for the same period.

Anticipated Timetable to Completion

Due to its size, the proposed all-share merger is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of TelecityGroup shareholders. Completion of the transaction will also be subject, amongst other things, to TelecityGroup having received valid acceptances for at least 95 per cent of the total issued share capital of Interxion (or, at TelecityGroup’s election, not less than 80 per cent) and all relevant regulatory and anti-trust approvals.

Prior to launching the tender offer, TelecityGroup and its advisers must prepare a number of documents for filing as part of the US registration and listing process, and Interxion shall undertake consultations on the proposed transaction with relevant works councils, trade unions and other employee organisations. Final documents are expected to be filed, alongside publication of the prospectus and circular to TelecityGroup shareholders, in the second half of 2015.

The transaction is expected to close in the second half of 2015.

Conference Call Details

TelecityGroup and Interxion will host joint conference calls at 09:30 (GMT) / 05:30 (EST) and 12:30 (GMT) / 08:30 (EST).

Conference call: 09:30 (GMT) / 05:30 (EST)

UK: +44 (0) 20 3427 1908 // US: +1 646 254 3360

Confirmation code: 3026039

Conference call: 12:30 (GMT) / 08:30 (EST)

UK:+44 (0) 20 7136 2050 // U.S.: +1 212 444 0412

Confirmation code: 8738097

Goldman Sachs International is acting as lead financial adviser to TelecityGroup. Oakley Capital Limited, Barclays Bank PLC, acting through its investment bank and Greenhill & Co International LLP are acting as financial advisers to TelecityGroup.

Perella Weinberg Partners LP is acting as lead financial adviser to Interxion. BofA Merrill Lynch is acting as financial adviser to Interxion.

Enquiries

TelecityGroup

Goldman Sachs International (Lead Financial Adviser) Anthony Gutman Richard Cormack Nicholas van den Arend Alex Garner	+44 (0) 20 7774 1000

Oakley Capital Limited (Financial Adviser) Christian Maher Anthony Yaneza	+44 (0) 20 7766 6933

Barclays Bank PLC, acting through its investment bank (Financial Adviser) Matthew Smith Jim Renwick Joe Valenti	+44 (0) 20 7623 2323

Greenhill & Co International LLP (Financial Adviser) Pieter-Jan Bouten David Wyles	+44 (0) 20 7198 7400

Brunswick (Public Relations Adviser) Sarah West Ben Fry Helen Smith	+44 (0) 20 7404 5959

Interxion

Perella Weinberg Partners LP (Lead Financial Adviser) Scott Bruckner Paulo Pereira Riccardo Benedetti	+44 (0) 20 7268 2800

BofA Merrill Lynch (Financial Adviser) Bob Elfring Luigi Rizzo Paul Harvey	+44 (0) 20 7628 1000

Joele Frank, Wilkinson Brimmer Katcher (Public Relations Adviser) Matt Sherman Mahmoud Siddig Scott Bisang	+1 212 355 4449

Sources and Bases

Information contained within this announcement has been calculated on the basis of the following:

•	TelecityGroup basic number of shares of 203.0 million and fully diluted number of shares of 204.8 million;

•	Interxion basic number of shares of 69.4 million and fully diluted number of shares of 70.8 million; and

•	The exchange ratio of 2.3386 new TelecityGroup shares per Interxion share implies a 15% premium to the undisturbed Interxion share price of $26.47 per Interxion share (as at the close of business on 9 February 2015).

*	This statement should not be interpreted to mean that earnings per share for TelecityGroup shareholders will necessarily be greater than those for the year ended 31 December 2013 or 31 December 2014.

Summary of the Key Terms of the Merger

The merger will be implemented by way of a tender offer to Interxion shareholders. The terms of the merger are as announced on 11 February 2015. Interxion shareholders will receive 2.3386 new TelecityGroup shares for each Interxion share.

The board of Interxion has unanimously approved the transaction and has resolved to recommend that holders of Interxion shares accept the tender offer. In order to facilitate the implementation of the merger, TelecityGroup and Interxion have entered into a binding implementation agreement in which Interxion has given certain undertakings to co-operate with TelecityGroup and TelecityGroup has given certain undertakings to Interxion concerning, among other things, its conduct in connection with the tender offer.

Conditions to the offer include:

•	TelecityGroup having received valid acceptances for at least 95 per cent of the total issued share capital of Interxion (or, at TelecityGroup’s election, not less than 80 per cent);

•	All relevant anti-trust and other regulatory approvals having been obtained;

•	TelecityGroup shareholders having approved the transaction;

•	Neither TelecityGroup or Interxion suffering a material adverse effect;

•	The listing of the new TelecityGroup securities to be issued in the offer; and

•	The registration of TelecityGroup with the United States Securities and Exchange Commission (the “SEC”) and the listing of TelecityGroup’s ADRs on the New York Stock Exchange or NASDAQ.

The implementation agreement will shortly be filed by Interxion with the SEC - its key terms are as follows:

Termination provisions

The implementation agreement may be terminated in certain circumstances, including:

•	The board of either TelecityGroup or Interxion changes its recommendation of the merger;

•	Any condition becomes incapable of satisfaction and (if capable of waiver) is not waived;

•	The shareholders of TelecityGroup do not approve the merger;

•	Either TelecityGroup or Interxion suffers a material adverse event;

•	Either TelecityGroup or Interxion materially breaches the terms of the implementation agreement; and

•	A superior competing proposal for TelecityGroup is recommended by the TelecityGroup board or a superior competing proposal for Interxion is recommended by the Interxion board.

Cost reimbursement arrangements

Interxion will pay TelecityGroup a cost reimbursement of £15 million in certain circumstances, including in the event that Interxion’s board does not recommend the merger or once given modifies its recommendation (assuming that TelecityGroup has not suffered a material adverse effect, and unless such a change in recommendation is in accordance with the Interxion board’s fiduciary duties in respect of the requirements of an anti-trust authority) or a competing offer is announced prior to termination of the implementation agreement and is recommended by the Interxion board or completes within 9 months after termination.

TelecityGroup will pay Interxion a cost reimbursement of £15 million in certain circumstances, including in the event that TelecityGroup’s board does not recommend the merger or once given modifies its recommendation (assuming that Interxion has not suffered a material adverse effect, and unless such a change in recommendation is in accordance with the TelecityGroup board’s fiduciary duties in respect of the requirements of an anti-trust authority) or a competing offer is announced prior to termination of the implementation agreement and is recommended by the TelecityGroup board or completes within 9 months after termination.

Non-solicitation

•	The implementation agreement prohibits either Interxion or TelecityGroup from soliciting alternative proposals and from discussing alternative proposals, except in limited circumstances, including the receipt of a superior proposal by a third party.

•	Interxion and TelecityGroup are each required to give the other party notice of the terms of any such competing proposal and the identity of any such third party making it.

•	Interxion is required to give TelecityGroup the opportunity to submit a revised offer in light of any superior proposal, and to recommend any such revised offer if it is at least as attractive as the alternative proposal to holders of Interxion shares.

Delisting

On completion of the merger, TelecityGroup intends to pursue a delisting of Interxion from the New York Stock Exchange.

Further information

Further details in relation to the transaction will be set out in the prospectus and circular which will be published and, in the case of the circular, sent to TelecityGroup shareholders in due course. TelecityGroup shareholders’ attention is drawn, in particular, to the risk factors to be included in these documents.

Notes to Editors

TelecityGroup is a provider of data centres in Europe, operating highly connected facilities in key cities.

These data centres are the places in which separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. TelecityGroup’s customers take advantage of the highly connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

TelecityGroup plc is listed on the London Stock Exchange (LSE: TCY.L). www.telecitygroup.com/investor-centre/investor-centre-home.htm

Interxion is a provider of data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With over 500 connectivity providers, 350 cloud providers and 20 European Internet exchanges across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

On 4 March 2015, Interxion announced its results for the year ended 31 December 2014, in which is stated that Interxion had unaudited gross assets of €1,173.103 million and unaudited gross profits of €50.509 million.

Interxion Holding N.V. is listed on the New York Stock Exchange: (NYSE: INXN).

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Oakley Capital Limited is authorised and regulated by the Financial Conduct Authority. Oakley Capital Limited is acting as financial adviser for TelecityGroup and no one else in connection with the matters set out in this announcement and will not regard any other person as its client nor be responsible to anyone other than those persons for providing the protections afforded to clients of Oakley Capital Limited nor for providing advice in relation to the matters referred to in this announcement.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Barclays, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Greenhill & Co International LLP, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Interxion and no one else in connection with the transaction and will not be responsible to anyone other than Interxion for giving advice in connection with the transaction or any matter referred to herein.

Merrill Lynch International (“BofA Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for Interxion in connection with the matters described in this announcement and for no one else and will not be responsible to anyone other than Interxion for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

A copy of this announcement is also available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on TelecityGroup’s website at www.telecitygroup.com and on Interxion’s website at www.interxion.com.

The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Forward-looking Statements

This announcement contains statements which constitute “forward-looking statements”. Forward- looking statements include any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction with Interxion and are generally identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will”, “may”, “continue”, “should”, and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of TelecityGroup and Interxion, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all. Neither TelecityGroup, nor Interxion, undertakes any responsibility to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise, except to the extent legally required.

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this announcement.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this announcement. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.